Filed Pursuant to Rule 425 of the Securities Act of 1933,

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934.

Filer: Elan Corporation, plc

Subject Company: Elan Corporation, plc

(Commission File No.: 001-13896)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July, 2013.

Commission File Number 001-13896

Elan Corporation, plc

(Translation of registrant’s name into English)

Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Elan Corporation, plc, a public limited company organized under the laws of Ireland (“Elan”) is providing the information in this Form 6-K in connection with the Transactions (as defined below) that were announced on July 28, 2013.

As previously announced, on July 28, 2013, Elan, and Perrigo Company, a Michigan corporation (“Perrigo”), entered into a Transaction Agreement (the “Transaction Agreement”) by and among Elan, Perrigo, Blisfont Limited, a company organized under the laws of Ireland (“Holdco”), Habsont Limited, a company organized under the laws of Ireland and a wholly owned subsidiary of Holdco (“Foreign Holdco”) and Leopard Company, a Delaware Corporation and a wholly owned subsidiary of Foreign Holdco (“MergerSub”). Under the terms of the Transaction Agreement, (a) Holdco will acquire Elan (the “Acquisition”) pursuant to a scheme of arrangement under Section 201, and a capital reduction under Sections 72 and 74, of the Irish Companies Acts of 1963 – 2012 (the “Scheme”) and (b) MergerSub will merge with and into Perrigo, with Perrigo continuing as the surviving corporation in the merger (the “Merger” and, together with the Acquisition, the “Transactions”). As a result of the Transactions, both Perrigo and Elan will become wholly owned, indirect and direct subsidiaries of Holdco, respectively. Prior to the closing of the Transactions, Holdco will re-register in Ireland as a public limited company, the ordinary shares of which are expected to be listed on the New York Stock Exchange and the Tel Aviv Stock Exchange.

NO OFFER OR SOLICITATION

This document does not constitute an offer to sell, or an invitation to subscribe for or purchase or purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Holdco will file with the SEC a registration statement on Form S-4, each of Perrigo and Elan will file with the SEC a proxy statement and each of Holdco, Perrigo and Elan will file with the SEC other documents with respect to the transactions contemplated by the Transaction Agreement. In addition, a definitive proxy statement will be mailed to shareholders of Perrigo and Elan. INVESTORS AND SECURITY HOLDERS OF PERRIGO AND ELAN ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement (when available) and other documents filed with the SEC by Holdco, Perrigo and Elan through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Holdco and Perrigo will be available free of charge on Perrigo’s internet website at www.perrigo.com or by contacting Perrigo’s Investor Relations Department at +1-269-686-1709. Copies of the documents filed with the SEC by Elan will be available free of charge on Elan’s internet website at www.elan.com or by contacting Elan’s Investor Relations Department at +1-800-252-3526.

PARTICIPANTS IN THE SOLICITATION

Perrigo, Elan, their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the transactions contemplated by the Transaction Agreement. Information about the directors and executive officers of Elan is set forth in its Annual Report on Form 20-F for the fiscal year ended 31 December 2012, which was filed with the SEC on 12 February 2013, its Report on Form 6-K, which was filed with the SEC on 28 February 2013, its Report on Form 6-K, which was filed with the SEC on 25 April 2013 and its Report on Form 6-K, which was filed with the SEC on 5 June 2013. Information about the directors and executive officers of Perrigo is set forth in its Annual Report on Form 10-K for the fiscal year ended 30 June 2012, which was filed with the SEC on 16 August 2012, its Quarterly Report on Form 10-Q for the quarter ended 29

September 2012, which was filed with the SEC on 7 November 2012, its Quarterly Report on Form 10-Q for the quarter ended 29 December 2012, which was filed with the SEC on 1 February 2013, its Quarterly Report on Form 10-Q for the quarter ended 30 March 2013, which was filed with the SEC on 7 May 2013, and its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on 26 September 2012. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

PERRIGO CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document includes certain ‘forward looking statements’ within the meaning of, and subject to the safe harbor created by, Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the business, strategy and plans of Perrigo, its expectations relating to the transactions contemplated by the Transaction Agreement and its future financial condition and performance, including estimated synergies. Statements that are not historical facts, including statements about Perrigo’s managements’ beliefs and expectations, are forward looking statements. Words such as ‘believes’, ‘anticipates’, ‘estimates’, ‘expects’, ‘intends’, ‘aims’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘estimate’ and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. While Perrigo believes these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Perrigo’s control. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon future circumstances that may or may not occur. Actual results may differ materially from Perrigo’s current expectations depending upon a number of factors affecting Perrigo’s business, Elan’s business and risks associated with acquisition transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the transactions contemplated by the Transaction Agreement; subsequent integration of the transactions contemplated by the Transaction Agreement and the ability to recognize the anticipated synergies and benefits of the transactions contemplated by the Transaction Agreement; the receipt of required regulatory approvals for the transactions contemplated by the Transaction Agreement (including the approval of antitrust authorities necessary to complete the transactions contemplated by the Transaction Agreement); access to available financing (including financing for the transactions contemplated by the Transaction Agreement) on a timely basis and on reasonable terms; the risks and uncertainties normally incident to the pharmaceutical industry, including product liability claims and the availability of product liability insurance; market acceptance of and continued demand for Perrigo’s, and Elan’s products; changes in tax laws or interpretations that could increase Perrigo’s or the combined company’s consolidated tax liabilities; and such other risks and uncertainties detailed in Perrigo’s periodic public filings with the SEC, including but not limited to those discussed under “Risk Factors” in Perrigo’s Form 10-K for the fiscal year ended 30 June 2012, in Perrigo’s subsequent filings with the SEC and in other investor communications of Perrigo from time to time.

ELAN CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document includes certain ‘forward looking statements’ with respect to the business, strategy and plans of Elan and its expectations relating to the transactions contemplated by the Transaction Agreement and its future financial condition and performance. Statements that are not historical facts, including statements about Elan’s or its management’s beliefs and expectations, are forward looking statements. Words such as ‘believes’, ‘anticipates’, ‘estimates’, ‘expects’, ‘intends’, ‘aims’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘estimate’ and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon future circumstances that may or may not occur.

Examples of such forward looking statements include, but are not limited to, statements about expected benefits and risks associated with the transactions contemplated by the Transaction Agreement, projections or expectations of profit attributable to shareholders, anticipated provisions or write-downs, economic profit, dividends, capital structure or any other financial items or ratios; statements of plans, objectives or goals of Perrigo, New Perrigo, Elan or the combined business following the transactions contemplated by the Transaction Agreement; statements about the future trends in tax or interest rates, liquidity, foreign exchange rates, stock market levels and demographic trends and any impact that those matters may have on Perrigo, New Perrigo, Elan or the combined company following the transactions contemplated by the Transaction Agreement; statements concerning any future Irish, UK, US or other economic or regulatory environment or performance; statements about strategic goals, competition, regulation, regulatory approvals, dispositions and consolidation or technological developments in the healthcare and lifesciences industry; and statements of assumptions underlying such statements. Factors that could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements made by Elan or on its behalf include, but are not limited to, general economic conditions in Ireland, the United States or elsewhere; regulatory scrutiny, legal proceedings or complaints; changes in competition and pricing environments; the inability to hedge certain risks economically; the adequacy of loss reserves; the ability to secure new customers and develop more business from existing customers; the transactions contemplated by the Transaction Agreement not being completed or not being completed as currently envisaged; additional unanticipated costs associated with the transactions contemplated by the Transaction Agreement or the operating of the combined company; or an inability to implement the strategy of the combined company or achieve the benefits of the transactions contemplated by the Transaction Agreement set out herein. Additional factors that could cause actual results to differ materially from forward looking statements are set out in the most recent annual reports and accounts of Elan, including Elan’s most recent annual report on Form 20-F for the fiscal year ended 31 December 2012 and its Reports of Foreign Issuer on Form 6-K filed with the SEC.

Forward-looking statements only speak as of the date on which they are made, and the events discussed in this document may not occur. Subject to compliance with applicable law and regulation, Elan disclaims any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise.

Elan’s principal source of revenue may remain a royalty on sales of Tysabri®, the potential of Tysabri®, which may be severely constrained by increases in the incidence of serious adverse events (including death) associated with Tysabri® (in particular, by increases in the incidence rate for cases of PML), or by competition from existing or new therapies (in particular, oral therapies), and the potential for the successful development and commercialisation of products, whether internally or by acquisition, especially given the separation of the Prothena business which left Elan with no material pre-clinical research programs or capabilities; Elan’s ability to maintain sufficient cash, liquid resources, and investments and other assets capable of being monetised to meet its liquidity requirements; the success of our development activities, and R&D activities in which Elan retains an interest, including, in particular, the impact of the announced discontinuation of the development of bapineuzumab intravenous in mild to moderate Alzheimer’s disease; failure to comply with anti-kickback, bribery and false claims laws in the United States, Europe and elsewhere; difficulties or delays in manufacturing and supply of Tysabri®; trade buying patterns; the impact of potential biosimilar competition, the trend towards managed care and health care cost containment, including Medicare and Medicaid; legislation and other developments affecting pharmaceutical pricing and reimbursement (including, in particular, the dispute in Italy with respect to Tysabri® sales), both domestically and internationally; failure to comply with Elan’s payment obligations under Medicaid and other governmental programs; exposure to product liability (including, in particular, with respect to Tysabri®) and other types of lawsuits and legal defence costs and the risks of adverse decisions or settlements related to product liability, patent protection, securities class actions, governmental investigations and other legal proceedings; Elan’s ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Elan’s product candidates; interest rate and foreign currency exchange rate fluctuations and the risk of a partial or total collapse of the euro; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; whether Elan is deemed to be an investment company or a passive foreign investment company; general changes in United States and international generally accepted accounting principles; growth in costs and expenses; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan’s Annual Report on Form 20-F for the fiscal year ended 31 December 2012, and in its Reports of Foreign Issuer on Form 6-K filed with the SEC. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

STATEMENTS REQUIRED BY THE IRISH TAKEOVER RULES

The Elan directors accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Elan directors (who have taken all reasonable care to ensure that such is the case), the information in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Under the provisions of Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2007, as amended (the “Takeover Rules”), if any person is, or becomes, “interested” (directly or indirectly) in 1% or more of any class of “relevant securities” of Elan or Perrigo, all “dealings” in any “relevant securities” of Elan or Perrigo (including by means of an option in respect of, or a derivative referenced to, any such “relevant securities”) must be publicly disclosed by not later than 3:30 pm (Irish time) on the “business day” following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective or on which the “offer period” otherwise ends. If two or more persons co-operate on the basis of any agreement, either express or tacit, either oral or written, to acquire an “interest” in “relevant securities” of Elan or Perrigo, they will be deemed to be a single person for the purpose of Rule 8.3 of the Takeover Rules.

Under the provisions of Rule 8.1 of the Takeover Rules, all “dealings” in “relevant securities” of Elan by Perrigo or “relevant securities” of Perrigo by Elan, or by any of their respective “associates” must also be disclosed by no later than 12 noon (Irish time) on the “business day” following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed can be found on the Takeover Panel’s website at www.irishtakeoverpanel.ie.

“Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Takeover Rules, which can be found on the Takeover Panel’s website.

If you are in any doubt as to whether or not you are required to disclose a “dealing” under Rule 8 of the Takeover Rules, please consult the Takeover Panel’s website at www.irishtakeoverpanel.ie or contact the Takeover Panel on telephone number +353 (0)1 678 9020; fax number +353 (0)1 678 9289.

NO PROFIT FORECAST

No statement in this document is intended to constitute a profit forecast or asset valuation for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for either Perrigo, Holdco or Elan, as appropriate. Any synergy and earnings enhancement statements in this document should not be construed as a profit forecast or interpreted to mean that Holdco’s earnings in the first full fiscal year following the Acquisition, or in any subsequent period, would necessarily match or be greater than or be less than those of Perrigo and/or Elan for the relevant financial period or any other period. The bases and assumptions for the synergy numbers are set out in Appendix II of the Rule 2.5 Announcement. The synergies have been reported in accordance with Rule 19.3(b) of the Irish Takeover Rules.

GENERAL

This document should be read in conjunction with the full text of the Rule 2.5 Announcement issued by Perrigo and Elan on July 29, 2013. Appendix I to the Rule 2.5 Announcement contains the Conditions to the Implementation of the Scheme and the Acquisition; Appendix II to the Rule 2.5 Announcement contains further details of the sources of information and bases of calculations set out in the Rule 2.5 Announcement.; Appendix III to the Rule 2.5 Announcement contains definitions of certain expressions used in this document; and Appendix IV sets out the report from Ernst & Young in respect of certain merger benefit statements made in the Rule 2.5 Announcement. The Rule 2.5 Announcement has been published on a regulatory information service and will also be available on Perrigo’s website (www.perrigo.com) and Elan’s website (www.elan.com).

The release, publication or distribution of this document in or into certain jurisdictions may be restricted by the laws of those jurisdictions. Accordingly, copies of this document and all other documents relating to the Acquisition are not being, and must not be, released, published, mailed or otherwise forwarded, distributed or sent in, into or from any such jurisdiction. Persons receiving such documents (including, without limitation, nominees, trustees and custodians) should observe these restrictions. Failure to do so may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies involved in the proposed Acquisition disclaim any responsibility or liability for the violations of any such restrictions by any person.

This document does not constitute a prospectus or prospectus equivalent document.

Any response in relation to the Acquisition should be made only on the basis of the information contained in the Scheme document to be delivered to Elan shareholders or any document by which the Acquisition and the Scheme are made. Perrigo Shareholders and Elan Shareholders are advised to read carefully the formal documentation in relation to the transactions contemplated by the Transaction Agreement once the Scheme document has been dispatched.

EXHIBIT LIST

Exhibit	Description

99.1	Rule 30.2 Announcement, dated July 30, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELAN CORPORATION, PLC

By:	/s/ William F. Daniel
	Name:	William F. Daniel
	Title:	Executive Vice President and Company Secretary

Dated: July 30, 2013